1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

September 25, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,224

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,224 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust (each, a “Fund” and together, the “Funds”):

iShares China Large-Cap ETF; and

iShares MSCI Europe Small-Cap ETF.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing.

For iShares China Large-Cap ETF, the Amendment is being filed to reflect the change in the methodology of, and renaming of, the Fund’s underlying index to migrate from an index consisting of 25 securities to an index consisting of 50 securities and to make such other changes as the Trust deems appropriate.

For MSCI Europe Small-Cap ETF, the Amendment is being filed to reflect the change in the Fund’s underlying index from the FTSE Developed Small Cap ex-North America Index to the MSCI Europe Small Cap Index, to reflect corresponding changes to the Fund’s principal investment strategies and to make such other changes as the Trust deems appropriate.

Corresponding changes have also been made to each Fund’s risk factors.

The following information is provided to assist the Staff of the Commission in its review of the Registration Statement.

Investment Objectives and Strategies

(a)	iShares China Large-Cap ETF

The Fund seeks to track the investment results of the FTSE China 50 Index (the “Underlying Index”), which is designed to track the performance of the largest companies in the Chinese equity market that are available to international investors. The Underlying Index consists of 50 of the largest and most liquid Chinese companies. Securities in the Underlying Index are weighted based on the total market value of their shares, so that securities with higher total market values generally have a higher representation in the Underlying Index. Each security in the Underlying Index is a current constituent of the FTSE All-World Index and all of the securities in the Underlying Index currently trade on the Hong Kong Stock Exchange. Components primarily include financials, oil and gas and telecommunications companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(b)	iShares MSCI Europe Small-Cap ETF

The Fund seeks to track the investment results of the MSCI Europe Small Cap Index (the “Underlying Index”), which is a free float-adjusted, market capitalization-weighted index that captures small cap representation across 15 developed market countries in Europe. The Underlying Index covers approximately 14% of the free float-adjusted market capitalization in the European equity universe. As of July 31, 2014, the Underlying Index was comprised of stocks of companies in the following countries or regions: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Components primarily include consumer discretionary, financials and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.

Michael Gung

Joel Whipple